Rockelle Corp.
162 Miller Place Road
Miller Place, New York 11764

April 26, 2007

Rolaine S. Bancroft
Staff Attorney, Division of Corporation Finance
Mail Stop 3561
Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549

Re:     Rockelle Corp.
Registration Statement on Form SB-2
Filed January 30, 2007
File No. 333-140297

Dear Ms. Bancroft:

We are in receipt of your comment letter dated February 26, 2007 regarding the above referenced filing. As requested in your letter, we provide responses to the questions raised by staff. For convenience, the matters are listed below, followed by the Company’s responses, which are reflected in the attached Amendment No. 1 to Form SB-2.

Registration Statement
General
The market price for the Company’s common stock on March 3, 2006 (the “Issuance Date”) was $0.80 per share based on the closing price that day. Using this market price per share, the maximum aggregate dollar value of the 8,100,000 common shares underlying the Notes that the Company has registered for resale is $6,480,000.

2.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of the dollar amount of each payment (including the value of any payments to be made in common stock) in connection with the transaction that you have made or may be required to make to any selling shareholder, any affiliate of a selling shareholder, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (including any interest payments, liquidated damages, payments made to "finders" or "placement agents," and any other payments or potential payments). Please provide footnote disclosure of the terms of each such payment. Please do not include any repayment of principal on the convertible notes in this disclosure.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure of the net proceeds to the issuer from the sale of the convertible notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes.

In connection with the recent financing, we also issued to Westminster Securities Series A warrants representing the right to purchase up to 3,000,000 shares of our common stock exercisable at $1.00 under the same terms as the Warrants issued to the Investors and Series B warrants representing the right to purchase up to 3,000,000 shares of our common stock exercisable at $1.50 under the same terms as the Warrants issued to the Investors (the “Finder’s Warrants”). We also paid Westminster a fee of $160,000 (the “Finder’s Fee”).

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

The following table discloses the dollar amount of each payment (including the dollar value of any payments to be made in common stock) in connection with the financing transaction that the Company has paid, or may be required to pay to any Selling Stockholder, any affiliate of a Selling Stockholder, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction. The table also reflects the potential net proceeds to the Company from the sale of the Notes and the total possible payments to all selling shareholders and any of their affiliates in the first year following the sale of convertible notes. We intend to use all proceeds received in connection with the financing transaction for general corporate, business development and working capital purposes. There are no other persons with whom any Selling Stockholder has a contractual relationship with regarding the transaction.

Finder’s Fee(1)	Structuring and Due Diligence Fees	Maximum Possible Interest Payments(3)	Maximum Redemption Premium(4)	Maximum Possible Liquidated Damages(5)	Maximum First Year Payments(6)	Maximum Possible Payments(7)	Net Proceeds to Company(8)

$160,000	$0	$190,379.50	$841,175.48	$63,088.16	$2,166,026.87	$160,000	$1,840,000
 ____________________

(1)	The Company paid to Westminster Securities a fee of $160,000 on March 3, 2006 for arranging the financing pursuant to an Engagement with Westminster Securities.

(3)
Maximum amount of interest that can accrue assuming all Notes aggregating $2,000,000 were issued on March 3, 2006 and remain outstanding until the maturity date. Interest is payable quarterly provided that no interest shall be due and payable for any month in which the intraday trading price is greater than $0.07. The Company, at its option, may pay accrued interest in either cash or, in shares of its common stock.

(4)
Under certain circumstances we have the right to redeem the full principal amount of the Notes prior to the maturity date by repaying the principal and accrued and unpaid interest plus a redemption premium of 40%. This represents the maximum redemption premium the Company would pay assuming we redeem all of the Notes twelve (12) months from March 3, 2006.

(5)
Under the Stock Purchase Agreement, the maximum amount of liquidated damages that the Company may be required to pay for the twelve (12) months following the sale of all Notes is 3% of the outstanding principal and accrued and unpaid interest.

(6)
Total maximum payments that the Company may be required to pay to the Selling Stockholders for the twelve (12) months following the sale of all Notes, which is comprised of $102,938.71 in interest and $63,088.16 in liquidated damages. If we redeemed the Notes one year from the Issuance Date, then the total payments would be $2,166,026.87.

(7)
Total maximum payments payable by Company, includes finder’s fees of $160,000, structuring and due diligence fees of $0, maximum possible interest of $102,938.31 and maximum possible liquidated damages of $63,088.16. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $391,026.47 and reduce the net proceeds to Company to $1,608,973.53. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, would increase the possible maximum payments by Company to $406,026.47 and reduce the net proceeds to Company to $1,593,973.53.

(8)
Total net proceeds to the Company assuming that the Company was not required to make any payments as described in footnotes 3, 4 and 5. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $225,000 and $175,000, respectively, and reduce the net proceeds to Company to $1,775,000 and $1,825,000 respectively.

3.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

•
the total possible profit the selling shareholders could realize as a result of the conversion discount for the securities underlying the convertible note, presented in a table with the following information disclosed separately:

•	the market price per share of the securities underlying the convertible note on the date of the sale of the convertible note;

•	the conversion price per share of the underlying securities on the date of the sale of the convertible note, calculated as follows:

-	if the conversion price per share is set at a fixed price, use the price per share established in the convertible note; and

-
if the conversion price per share is not set at a fixed price and, instead, is set at a floating rate in relationship to the market price of the underlying security, use the conversion discount rate and the market rate per share on the date of the sale of the convertible note and determine the conversion price per share as of that date;

•	the total possible shares underlying the convertible note (assuming no interest payments and complete conversion throughout the term of the note);

•
the combined market price of the total number of shares underlying the convertible note, calculated by using the market price per share on the date of the sale of the convertible note and the total possible shares underlying the convertible note;

•
the total possible shares the selling shareholders may receive and the combined conversion price of the total number of shares underlying the convertible note calculated by using the conversion price on the date of the sale of the convertible note and the total possible number of shares the selling shareholders may receive; and

•
the total possible discount to the market price as of the date of the sale of the convertible note, calculated by subtracting the total conversion price on the date of the sale of the convertible note from the combined market price of the total number of shares underlying the convertible note on that date.

If there are provisions in the convertible note that could result in a change in the price per share upon the occurrence of certain events, please provide additional tabular disclosure as appropriate. For example, if the conversion price per share is fixed unless and until the market price falls below a stated price, at which point the conversion price per share drops to a lower price, please provide additional disclosure.

The following table discloses the total possible profit Selling Stockholders could realize as a result of the conversion discount for the securities underlying the $2,000,000 in Notes.

Market Price(1)	Conversion Price(2)	Shares Underlying Notes(3)	Combined Market Price of Shares(4)	Total Conversion Price(5)	Total Possible Discount to Market Price(6)

$0.80	$0.37	4,545,455	$3,636,364	$1,681,818	$1,954,546
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (March 3, 2006).

(2)
The conversion price per share of our common stock underlying the Notes on the Issuance Date is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to March 3, 2006 ($0.73 was the average), less a 50% discount.

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

(3)
Total number of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date. Since the conversion price of the Notes may fluctuate as market prices fluctuate, the actual number of shares that underlie the Notes will also fluctuate.

(4)	Total market value of shares of common stock underlying the Notes assuming full conversion as of the Issuance Date based on the market price on the Issuance Date.

(5)	Total value of shares of common stock underlying the Notes assuming full conversion of the Notes as of the Issuance Date based on the conversion price.

(6)	Discount to market price calculated by subtracting the total conversion price (result in footnote (5)) from the combined market price (result in footnote (4)).

4.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•
the total possible profit to be realized as a result of any conversion discounts for securities underlying any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders, presented in a table with the following information disclosed separately:

▪	market price per share of the underlying securities on the date of the sale of that other security;

▪	the conversion/exercise price per share as of the date of the sale of that other security, calculated as follows:

-	if the conversion/exercise price per share is set at a fixed price, use the price per share on the date of the sale of that other security, and

-
underlying security, use the conversion/exercise discount rate and the market rate per share on the date of the sale of that other security and determine the conversion price per share as of that date;

•	the total possible shares to be received under the particular securities (assuming complete conversion/exercise);

•
the combined market price of the total number of underlying shares, calculated by using the market price per share on the date of the sale of that other security and the total possible shares to be received;

•
the total possible shares to be received and the combined conversion price of the total number of shares underlying that other security calculated by using the conversion price on the date of the sale of that other security and the total possible number of underlying shares; and

•
the total possible discount to the market price as of the date of the sale of that other security, calculated by subtracting the total conversion/exercise price on the date of the sale of that other security from the combined market price of the total number of underlying shares on that date.

We also issued to Selling Stockholders seven year Warrants to purchase an aggregate of 6,000,000 shares of our common stock. These warrants are exercisable on a cashless basis provided we are not in default of the Notes. The aggregate exercise price for 3,000,000 of the warrants is $3,000,000 if exercised on a cashless basis, and $4,500,000 for 3,000,000 of the warrants. The following table discloses the total possible profit Selling Stockholders could realize as a result of the cashless exercise of the Warrants.

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

Market Price(1)	Exercise Price(2)	Shares Underlying Warrants(3)	Combined Market Price(4)	Total Exercise Price(5)	Total Possible Discount to Market Price(6)

$0.80	$1.00	3,000,000	$2,400,000	$3,000,000	$0
$0.80	$1.50	3,000,000	$2,400,000	$4,500,000	$0
 ____________________

(1)	Market price per share of our common stock on the Issuance Date (March 3, 2006).

(2)
The exercise price per share for 3,000,000 shares common stock underlying the Warrants is fixed at $1.00 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price. The exercise price per share for 3,000,000 shares common stock underlying the Warrants is fixed at $1.50 except that the Warrants contain anti-dilution protections which in certain circumstances may result in a reduction to the exercise price.

(3)
Total number of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date. Upon certain adjustments of the exercise price of the warrants, the number of shares underlying the warrants may also be adjusted such that the proceeds to be received by us would remain constant.

(4)	Total market value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the market price of the common stock on the Issuance Date.

(5)	Total value of shares of common stock underlying the Warrants assuming full exercise as of the Issuance Date based on the exercise price.

(6)
Discount to market price calculated by subtracting the total exercise price (result in footnote (5)) from the combined market price (result in footnote (4)). The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of March 3, 2006.

5.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of:

•	the gross proceeds paid or payable to the issuer in the convertible note transaction;

•	all payments that have been made or that may be required to be made by the issuer that are disclosed in response to comment 2;

•	the resulting net proceeds to the issuer; and

•
the combined total possible profit to be realized as a result of any conversion discounts regarding the securities underlying the convertible notes and any other warrants, options, notes, or other securities of the issuer that are held by the selling shareholders or any affiliates of the selling shareholders that is disclosed in response to comment three and comment 4.

Further, please provide us, with a view toward disclosure in the prospectus, with disclosure — as a percentage — of the total amount of all possible payments as disclosed in response to comment 2 and the total possible discount to the market price of the shares underlying the convertible note as disclosed in response to 3 divided by the net proceeds to the issuer from the sale of the convertible notes, as well as the amount of that resulting percentage averaged over the term of the convertible notes.

The following table summarizes the potential proceeds available to the Company pursuant to the financing with the Investors and the Investors’ return on investment. For purposes of this table, we assumed that when the initial Notes were issued on March 3, 2006, the Investors exercised all of the in-the-money Warrants, if any, on a cash basis.

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

Gross Proceeds Payable to Company(1)	Maximum Possible Payments by Company(2)	Net Proceeds to Company(3)	Combined Total Possible Profit to Investors(4)	All Payments + Possible Profit / Net Proceeds(5)	All Payments + Possible Profit / Net Proceeds Averaged Over 3 Years(6)

$2,000,000	$413,467.66	$1,840,000	$1,954,546	130%	43%
 ____________________

(1)	Total amount of the Notes.

(2)
Total maximum payments payable by Company, includes finder’s fees of $160,000, maximum possible interest of $190,379.50 and maximum possible liquidated damages of $63,088.16. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, which would increase the possible maximum payments by Company to $478,467.66 and reduce the net proceeds to Company to $1,521,532.34. In addition, we were required to place in escrow $15,000 for the purchase of keyman insurance for our executives. We anticipate the premium to be less than $15,000 and the balance of money held in escrow to be returned to us after paying the initial premium. Assuming the initial premium is $15,000, it would increase the possible maximum payments by Company to $428,467.66 and reduce the net proceeds to Company to $1,571,532.34

(3)
Total net proceeds to the Company including the $160,000 finder’s fee. We also incurred $65,000 in legal fees for the transaction and filing of this registration statement, and placed in escrow $15,000 for the purchase of keyman insurance for our executives, both of which would increase the possible maximum payments by Company to $478,467.66 and $428,467.66, respectively, and reduce the net proceeds to Company to $1,521,532.34 and $1,571,532.34.

(4)
Total possible profit to the Investors is based on the aggregate discount to market price of the conversion of the Notes and cashless exercise of Warrants. The Notes’ conversion price is calculated by the average of the lowest three (3) trading prices for our common shares during the twenty (20) trading days prior to March 3, 2006 ($0.73 was the average), less a 50% discount. The result of an exercise of the Warrants at the exercise price and a sale at the market price would be a loss to the Selling Stockholder. Since the current closing price of our common stock is less than the Warrants’ exercise price, the Warrants are out of the money and no profit would be realized as of March 3, 2006.

(5)
Percentage equal to the maximum possible payments by us in the transaction ($413,467.66) plus total possible discount to the market price of the shares underlying the Notes ($1,954,546), plus profit from 6,000,000 warrants in the money as of March 3, 2006 ($0), divided by the net proceeds to the Company resulting from the sale of the Notes ($1,840,000).

(6)	Calculated by dividing 130% (footnote 5) by 3.

6.
Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure of all prior securities transactions between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons), with the table including the following information disclosed separately for each transaction:

•	the date of the transaction;

•	the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction;

•
the number of shares of the class of securities subject to the transaction that were outstanding prior to the transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders;

•	the number of shares of the class of securities subject to the transaction that were issued or issuable in connection with the transaction;

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

•
the percentage of total issued and outstanding securities that were issued or issuable in the transaction (assuming hill issuance), with the percentage calculated by taking the number of shares issued and outstanding prior to the applicable transaction and held by persons other than the selling shareholders, affiliates of the company, or affiliates of the selling shareholders, and dividing that number by the number of shares issued or issuable in connection with the applicable transaction;

•	the market price per share of the class of securities subject to the transaction immediately prior to the transaction (reverse split adjusted, if necessary); and

•	the current market price per share of the class of securities subject to the transaction (reverse split adjusted, if necessary.

We have not engaged in any prior securities transactions with the Selling Stockholders, any affiliates of the Selling Stockholders, or any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons).

7.	Please provide us, with a view toward disclosure in the prospectus, with tabular disclosure comparing;

•
the number of shares outstanding prior to the convertible note transaction that are held by persons other than the selling shareholders, affiliates of the company, and affiliates of the selling shareholders;

•	the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders in prior registration statements;

•
the number of shares registered for resale by the selling shareholders or affiliates of the selling shareholders that continue to be held by the selling shareholders or affiliates of the selling shareholders;

•	the number of shares that have been sold in registered resale transactions by the selling shareholders or affiliates of the selling shareholders; and

•	the number of shares registered for resale on behalf of the selling shareholders or affiliates of the selling shareholders in the current transaction.

In this analysis, the calculation of the number of outstanding shares should not include any securities underlying any outstanding convertible securities, options, or warrants.

The following table discloses certain information comparing the number of shares outstanding prior to the transaction, number of shares registered by the Selling Stockholders, or their affiliates, in prior registration statements (along with that number still held and number sold pursuant to such prior registration statement) and the number of shares registered for resale in this Registration Statement relating to the financing transaction.

Number of shares outstanding prior to convertible note transaction held by persons other than the Selling Stockholders, affiliates of the Company and affiliates of the Selling Stockholders.	5,253,655
Number of shares registered for resale by Selling Stockholders or affiliates in prior registration statements.	11,250,000
Number of shares registered for resale by Selling Stockholders or affiliates of Selling Stockholders that continue to be held by Selling Stockholders or affiliates of Selling Stockholders.	0
Number of shares sold in registered resale by Selling Stockholders or affiliates of Selling Stockholders.	11,250,000
Number of shares registered for resale on behalf of Selling Stockholders or affiliates of Selling Stockholders in current transaction.	8,100,000

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

8.	Please provide us, with a view toward disclosure in the prospectus, with the following information:

•	whether the issuer has the intention, and a reasonable basis to believe that it will have the financial ability, to make all payments on the overlying securities; and

•
whether — based on information obtained from the selling shareholders — any of the selling shareholders have an existing short position in the company's common stock and, if any of the selling shareholders have an existing short position in the company's stock, the following additional information:

-	the date on which each such selling shareholder entered into that short position; and

-
the relationship of the date on which each such selling shareholder entered into that short position to the date of the announcement of the convertible note transaction and the filing of the registration statement (e.g. , before or after the announcement of the convertible note transaction, before the filing or after the filing of the registration statement, etc.

The Company intends to repay the overlying securities and believes that it will have the financial ability to make all payments on the Notes when they become due and payable. To the best of our knowledge, and based on information obtained from the Selling Stockholders, none of the selling shareholders have an existing short position in the Company’s common stock.

9.	Please provide us, with a view toward disclosure in the prospectus, with:

•
a materially complete description of the relationships and arrangements that have existed in the past three years or are to be performed in the future between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) - the information provided should include, in reasonable detail, a complete description of the rights and obligations of the parties in connection with the sale of the convertible notes; and

•
copies of all agreements between the issuer (or any of its predecessors) and the selling shareholders, any affiliates of the selling shareholders, or any person with whom any selling shareholder has a contractual relationship regarding the transaction (or any predecessors of those persons) in connection with the sale of the convertible notes.

If it is your view that such a description of the relationships and arrangements between and among those parties already is presented in the prospectus and that all agreements between and/or among those parties are included as exhibits to the registration statement, please provide us with confirmation of your view in this regard.

Other than its issuance and sale of the Notes and the Warrants to the Selling Stockholders, the Company has not in the past three (3) years engaged in any securities transaction with any of the Selling Stockholders, any affiliates of the Selling Stockholders, or, after due inquiry and investigation, to the knowledge of the management of the Company, any person with whom any Selling Stockholder has a contractual relationship regarding the transaction (or any predecessors of those persons). In addition, other than in connection with the contractual obligations set forth in the transaction documents filed as Exhibits to our Form SB-2 Registration Statement filed April 7, 2006, including the (i) the Securities Purchase Agreement, (ii) the Notes and the Warrants (iii) Security Agreement and (iv) an Intellectual Property Security Agreement, the Company does not have any agreements or arrangements with the Selling Stockholders with respect to the performance of any current or future obligations.

Rolaine S. Bancroft, Staff Attorney, Division of Corporation Finance
U.S. Securities and Exchange Commission Page
April 25, 2007

10.
Please provide us, with a view toward disclosure in the prospectus, with a description of the method by which the company determined the number of shares it seeks to register in connection with this registration statement. In this regard, please ensure that the number of shares registered in the fee table is consistent with the shares listed in the "Selling Shareholders" section of the prospectus.

The method used to calculate the number of shares the Company seeks to register was based on ¹/3 of our non-affiliate common shares outstanding as of January 29, 2007 (this includes 39,784,959 shares currently outstanding, plus (i) 3,000,000 shares of common stock issuable in connection with an agreement with Surety Financial and (ii) a warrant to purchase up to 4,000,000 shares of our common stock issued to Acacia Investors LLC on January 26, 2007, both of which will be issued when this registration statement is declared effective)  The number of shares registered in the fee table is consistent with the shares listed in the “Selling Stockholders” section of the Prospectus.

Selling Stockholders, page11

11.	Please revise your table on page 12 to provide totals for each of the columns.

We have revised the table on page 12 to provide totals for each of the columns.

Signatures

12.	In the next amendment, please have your controller or principal accounting officer sign in that capacity. Refer to Instructions for Signatures on Form SB-2.

In Amendment No. 1 to Form SB-2, our principal accounting officer has signed in that capacity.

The Company acknowledges that:

▪	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

▪	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

▪	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

ANSLOW & JACLIN, LLP

By:	/s/ Gregg E. Jaclin
GREGG E. JACLIN